The Value Line Tax Exempt Fund, Inc.
Form N-SAR for the semi-annual period ended 8/31/05
Sub-Item 77 C - Matters Submitted to a Vote of Security Holders

A Special Meeting of Shareholders of The Value Line Tax Exempt Fund,
Inc., The Money Market Portfolio (the "Fund") was held on June 30, 2005. The purpose of the Special Meeting was to act upon the proposed liquidation of the Fund and termination of the Fund as a series of The Tax Exempt Fund. The liquidation was approved by shareholders.

The results of the voting for the Special Meeting are set forth below.

Number of Votes Cast For:  11,248,626.4240
Number of Votes Cast Against:  467,027.2840
Number of Abstentions:  129,211.0710